UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated 27 September 2010
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F o
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o     No o

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82–___________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c.,THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K DATED 27 September 2010

Table of Contents

		Page
1.	Cautionary Statement Regarding Forward-Looking Statements	3

2.	Risk Factors	4

Cautionary Statement Regarding Forward-Looking Statements

In order to utilize the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. This report on Form 6-K contains certain forward-looking statements with respect to the ongoing legal proceedings in relation to the Texas City refinery explosion, the Exxon Valdez oil spill and certain claims against Atlantic Richfield; the ongoing investigations related to the Gulf of Mexico oil spill by numerous agencies of the US government; the schedule for remaining payments by BP into the $20 billion escrow account; the impact of BP’s potential liabilities resulting from pending and future claims, lawsuits and enforcement actions relating to the Gulf of Mexico oil spill, together with the potential cost of implementing remedies sought in the various proceedings, on BP’s business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US; and the anticipated closing of certain dispositions of BP’s assets.  These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘plans’, ‘we see’ or similar expressions.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements. In addition to factors set forth elsewhere in this report, those set out above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For more information you should refer to our 2009 Annual Report on Form 20-F filed with the US Securities and Exchange Commission and the Current Report on Form 6-K for the Period Ended 30 June 2010 filed with the US Securities and Exchange Commission on 28 July 2010.

RISK FACTORS

The following disclosure supplements the information set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 and “Principal Risks and Uncertainties” in our Current Report on Form 6-K for the Period Ended June 30, 2010.

We urge you to consider carefully the risks described below. If any of these risks occur, our business, financial condition and results of operations could suffer and the trading price and liquidity of our securities could decline, which could adversely affect the ability of BP Capital U.K., as the issuer of certain debt securities (the “notes”) issued or to be issued and guaranteed by BP, and BP to generate cash flow sufficient to make principal and interest payments on the notes and the guarantee.  Your investment in the notes involves a high degree of risk and you may not be repaid in full.

For purposes of these Risk Factors, the terms “we,” “us” “our” and “the group” refer to BP and its subsidiaries.

Risks Relating to the Notes

The notes are unsecured and your right to receive payments on the notes may be adversely affected by prior ranking claims

The notes will be unsecured.  If BP Capital U.K. defaults on the notes or BP defaults on the guarantee, or in the event of any bankruptcy, liquidation or reorganization of BP Capital U.K. or BP, then, to the extent that BP Capital U.K. or BP has granted security over its assets in respect of any of its obligations, the secured assets will be applied to satisfy those obligations before satisfaction of any payment obligations of BP Capital U.K. or BP in respect of the notes or the guarantee.  As of June 30, 2010, the group had $1,155 million aggregate principal amount of secured finance debt outstanding.  As of September 24, 2010, subsidiaries of BP had also entered into $5,250 million aggregate principal amount of financing arrangements which benefit from credit support arrangements pursuant to which each of the BP subsidiaries has entered into crude oil sales contracts with a special purpose company which is not a member of the BP group, and that special purpose company has provided security to the lending banks through an assignment of its rights against the BP subsidiary under these oil sales contracts.  In addition, while the escrow account that BP has agreed with the US Government to create is building, BP’s commitments in respect thereof will be assured by the setting aside of US assets with a total value at least equal to the portion of the escrow account that is not yet funded in cash. The terms of such security are still under discussion.  There may only be limited assets available to make payments on the notes or the guarantee in the event of an acceleration of the notes or any bankruptcy, liquidation or reorganization of BP Capital U.K or BP.  If there is not enough collateral to satisfy all secured obligations, then any remaining amounts payable in respect of secured obligations would share equally with all unsubordinated unsecured obligations, including payment obligations in respect of the notes and the guarantee.

BP Capital U.K. and BP can incur significantly more debt in the future, and your rights may be inferior to the rights of holders of that debt

BP Capital U.K. and BP may each incur substantial additional indebtedness in the future, some or all of which may be secured by assets of BP Capital U.K., BP and/or their respective subsidiaries.  The terms of the notes will not limit the amount of indebtedness the group may incur.  Any such incurrence of additional indebtedness could have significant effects on the future operations of BP Capital U.K. and BP because of the potentially significant cash requirements to service that debt, which could limit funds available for operations and future business opportunities and increase the vulnerability of BP Capital U.K. and BP to adverse general economic and industry conditions or lower oil and gas prices.  Any such additional indebtedness would also generally exacerbate the other risks that holders of the notes now face.

In addition, the indenture governing the notes does not restrict BP Capital U.K. and BP from issuing debt securities in the future that provide holders with rights superior to the rights already granted, or that may be granted in the future, to holders of the notes.  BP Capital U.K. and BP may also incur indebtedness in the future under different instruments.  All of this additional indebtedness incurred in the future under the indenture governing the notes or otherwise may rank senior to the notes.

The indenture governing the notes also does not restrict BP Capital U.K. and BP from creating, assuming or allowing to exist any liens on assets of BP to secure any debt.  Because the notes are unsecured, any secured creditor of BP Capital U.K. will have claims that are superior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness, and any claims against BP under the guarantee of the notes will effectively rank junior to any secured debt of BP to the extent of the value of the assets securing the debt, as described above under “―The notes are unsecured and your right to receive payments on the notes may be adversely affected by prior ranking claims.”

BP is a holding company, so its obligations as guarantor are structurally subordinated to liabilities of its subsidiaries

BP is organized as a holding company, and substantially all of its operations are carried out through subsidiaries.  BP’s ability to meet its financial obligations is dependent upon the availability of cash flows from its domestic and foreign subsidiaries and affiliated companies through dividends, intercompany advances and other payments.  No member of the group (other than BP Capital U.K. and BP) has any obligation, contingent or otherwise, to pay any amounts due under the notes or to make funds available to BP Capital U.K. or BP to enable either of them to pay any amounts due under the notes or the guarantee.  Moreover, BP’s subsidiaries and affiliated companies are not required, and may not be able, to pay dividends to BP.  Claims of the creditors of BP’s subsidiaries have priority as to the assets of such subsidiaries over the claims of BP.  Consequently, in the event of insolvency of BP, the claims of holders of the notes under the guarantee would be structurally subordinated to the prior claims of the creditors of subsidiaries of BP, including without limitation any claims against BP Exploration & Production arising under OPA 90 in connection with the Gulf of Mexico oil spill incident or any other claims against BP’s North American subsidiaries arising from the incident.

In addition, some of BP’s subsidiaries are subject to laws and regulations or other limitations restricting the amount of dividends they may pay.  For example, BP has agreed with the US Government to create a $20 billion escrow account to be available to satisfy legitimate claims arising out of the Gulf of Mexico oil spill incident.  To the extent that escrow account is funded by subsidiaries of BP, the assets of those entities will not be available for distribution to BP.  Moreover, subsidiaries of BP incorporated under the laws of England and Wales may be restricted by law in their ability to declare dividends due to failure to meet requirements tied to net asset levels or distributable profits.

A ratings decline could adversely affect the value of the notes

Any of the rating agencies that rate the debt of BP Capital U.K. and BP has the ability to lower the ratings currently assigned to that debt as a result of its views about the group’s current or future business, financial condition, results of operations or other matters.  Any ratings decline could adversely affect the value of the notes.

In addition, the credit ratings ascribed to the group and the notes are intended to reflect the ability of BP Capital U.K. and BP to meet their respective repayment obligations in respect of the notes and the guarantee, and may not reflect the potential impact of all risks related to the structure, the market, the group, the Incident and other factors on the value of the notes.

A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.  Each rating should be evaluated independently of any other rating.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 September 2010	/s/ David Jackson
DAVID JACKSON
Company Secretary